

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Jacques Stern
Chief Executive Officer
Global Blue Group Holding AG
Zürichstrasse 38
8306 Brüttisellen
Switzerland

Re: Global Blue Group Holding AG
     Amendment No. 3 to Registration Statement on Form F-4
     Filed July 17, 2020
     File No. 333-236581

Dear Mr. Stern:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2020 letter.

Amendment No. 3 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 148

1.   Please revise the basic and diluted pro forma weighted average number of shares outstanding on page 150 to reflect the cashless exchange of Series A Preferred Shares of New Global Blue for ordinary shares of New Global Blue. In this regard, we note that the presentation here is not consistent with the presentation on page 160.

Jacques Stern
Global Blue Group Holding AG
July 22, 2020
Page 2

Global Blue Group AG
Notes to the Consolidated Financial Statements
Note 17. Intangible Assets, page F-51

2. Your disclosures indicate that the cash flow projections used in the impairment analysis were based on management's current view at the time of the analysis. Please tell us and consider disclosing when the most recent goodwill impairment test was performed. Also, revise to specify what consideration, if any, was given to the potential effects of COVID when preparing the cash flow projections used in the goodwill analysis.

3. We note your response to prior comment 3. Please tell us how you determined the "headroom" amount and clarify whether "the percentage by which the recoverable amount exceeds the carrying value" is based on the excess recoverable amount over the carrying value of the cash-generating unit ("CGU") or the carrying value of the goodwill. As part of your response, please provide us with the carrying value (including goodwill) and recoverable amount for each of the CGUs as of your most recent goodwill impairment test.

4. Please revise to disclose how you considered using a negative revenue growth rate scenario in your sensitivity analysis and whether using a negative growth rate would result in an impairment. In this regard, we refer to your response to prior comment 3. Alternatively, consider providing this information in your Critical Accounting Policies.

5. Your response to prior comment 4 indicates that management considered the €1,551K impairment error to be quantitatively and qualitatively immaterial. Please provide us with a detailed SAB 99 analysis that supports your materiality assessment.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Howard A. Kenny, Esq.